Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	15:09 11-Jan-06

RNS Number:7932W
Wolseley PLC
11 January 2006

Wolseley plc confirms that Mr C A S Hornsby, who will succeed Mr C A Banks as Group Chief Executive from 1 August 2006, has today exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained all 41,201 shares issued to him. Mr Hornsby has also today sold 41,000 ordinary shares at a price of 1275 pence each.

Director's Name	No. of options	Exercise price	Total no.	Date of
	exercised	per share	of shares	acquisition
		(in pence)	acquired

Mr C. A.S. Hornsby	11,839	543p	11,839	11.01.2006
	14,600	467p	14,600	11.01.2006
	14,762	485p	14,762	11.01.2006

As a result of the above transactions, Mr Hornsby now holds 58,231 ordinary shares of 25p in the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END